SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Starting production in the Espírito Santo pre-salt

Rio de Janeiro, July 14 2010 – Petróleo Brasileiro S.A. - Petrobras announces it will start producing the first oil tomorrow from the pre-salt layer of the Baleia Franca Field, located about 85 km from the city of Anchieta (state of Espírito Santo), in the Parque das Baleias, Campos Basin. The Baleia Franca Field's pre-salt accumulations were discovered in December 2008.

The Production will start through the connection of the well 6-BFR-1-ESS to the FPSO Capixaba, chartered to Petrobras by SBM and previously operated in the Golfinho Field. Aiming to anticipate the production at the Cachalote and Baleia Franca fields, the platform was moved to Parque das Baleias, after some change in its process plant.

The Baleia Franca pre-salt well will start producing approximately 13,000 barrels per day (bpd) of light oil, estimated at 29o API. The full capacity of 20,000 bpd is expected to be reached later this year.

The project will use groundbreaking technologies designed to operate under the pre-salt geological characteristics, including new models of flexible risers (pipes used to flow the oil and which connect the well to the platform) and new technological solutions to the completion of the wells. The use of these technologies will improve operational efficiency and they represent a new phase in the development of the pre-salt reservoirs.

The FPSO is part of the Project for the Integrated Development of Cachalote and Baleia Franca, interconnecting the two fields. The platform has already been producing since last May in the Cachalote Field's pre-salt layer, through well 7-CHT-5HA-7-ESS, located 5 km away from Baleia Franca, and since June 2010 at well 7-CHT-7HP-ESS , with a total production of 44,000 bpd.

By the end of the year, is expected to be finalized the connection of the nine planned wells. There will be three flow and two injector wells at Cachalote, and three flow wells - two of which in the pre-salt layer - and one injector well at Baleia Franca. Production is scheduled to peak in December 2010, at an expected volume of 100,000 barrels of oil and 1.35 million cubic meters of natural gas per day.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.